Exhibit 99.1

HALF-YEAR REPORT 2022

An Alternate Future

Alterity

Alterity Therapeutics Limited
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Alterity Therapeutics Limited Appendix 4D

Half-year ended 31 December 2022

Name of entity:	Alterity Therapeutics Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2022
Previous period:	31 December 2021

Results for announcement to the market

				A$
Revenue from ordinary activities	Up	742.9%	to	11,379
Net loss after tax (from ordinary activities) for the period attributable to members	Up	22.0%	to	8,031,937
Net loss after tax for the period attributable to members	Up	22.0%	to	8,031,937

Net tangible assets per security

	31 December	31 December
	2022	2021
	cents	cents
Net tangible asset backing (cents per share)	1.16	1.71

Explanation of results

Alterity Therapeutics Limited recorded income of $11,379 for the half-year ended 31 December 2022 (2021: $1,350) which is interest received on the Group’s bank accounts. Alterity Therapeutics Limited has incurred a loss of

$8,031,937 for the half-year ended 31 December 2022 (2021: $6,583,559).

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the Group for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2022.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Alterity Therapeutics Limited

ABN 37 080 699 065

Interim financial report for the

half-year ended 31 December 2022

i

Alterity Therapeutics Limited
Corporate directory

Directors	Mr. Geoffrey Kempler
Chairman

Mr. Brian Meltzer
Independent Non-Executive Director

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street Carlton Victoria 3053 Australia
+61 3 9824 5254

Share register	Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates Pty Ltd
Level 6/400 Collins St Melbourne Victoria 3000

Website	www.alteritytherapeutics.com

Alterity Therapeutics Limited

Directors’ report

31 December 2022

Your directors present their report on the Consolidated Entity (referred to hereafter as the group) consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2022.

Directors

The following persons held office as directors of Alterity Therapeutics Limited during the whole of the half-year and up to the date of this report:

Mr. Geoffrey Kempler Mr. Brian Meltzer

Mr. Peter Marks

Mr. Lawrence Gozlan

Review of operations - 31 December 2022

Operations

In the first half of FY23, Alterity Therapeutics has delivered material progress on its Phase 2 clinical trial for ATH434 in the treatment of individuals with Multiple System Atrophy (MSA), formally commencing the study by dosing the first patient in New Zealand. Alterity continues to expand the study by opening multiple sites across the globe in Australia, the United States, and Europe.

The advancement of the trial demonstrates Alterity’s ability to deliver on its clinical pipeline, working towards the development of the first potential disease modifying treatment for MSA that addresses the underlying pathology of the disease.

Alterity also continues to de-risk the Phase 2 clinical trial with a natural history study that is improving patient selection and identifying appropriate biomarkers for demonstrating target engagement and efficacy in MSA. The Company is also conducting nonclinical studies and filing relevant patents in other neurodegenerative diseases that can expand Alterity’s product development pipeline.

Alterity’s 30 June 2022 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Product Development

Lead compound - ATH434

Alterity Therapeutics’ lead compound ATH434 is the first of a new generation of small molecules designed to inhibit the aggregation of proteins implicated in the neurodegenerative process. ATH434 is an orally administered tablet that aims to reduce the toxic accumulation of -synuclein, a pathological hallmark of MSA, and preserve nerve cells by restoring normal iron balance in the brain. Therefore, ATH434 has the potential to address the underlying pathology of the disease and preserve function in individuals with MSA.

MSA is a rare neurodegenerative disease, like Parkinson’s disease, for which there are no known therapies which can slow disease progression. MSA progresses rapidly and causes profound disability. MSA is a Parkinsonian disorder characterized by a variable combination of slowed movement and/or rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord.

Alterity Therapeutics Limited

Directors’ report

31 December 2022

(continued)

Review of operations - 31 December 2022 (continued)

A preclinical investigation of ATH434, published in the journal Neurotherapeutics in October 2022, demonstrated efficacy in an animal model of Parkinson’s disease. The publication, entitled “ATH434 Rescues Pre-motor Hyposmia in a Mouse Model of Parkinsonism”, assessed the impact of ATH434 on motor and non motor manifestations in experimentally induced Parkinson’s disease. The investigation concluded that treatment with ATH434 prevented the development of motor impairment, which was associated with a reduction in iron levels and preservation of nerve cells in the brain region affected in Parkinson’s. This study confirms ATH434 as a potential disease modifying therapy for Parkinsonian disorders.

ATH434 has Orphan drug designation both with the US FDA and European Commission for the treatment of MSA.

Phase 2 clinical trial for patients with MSA

In the first half of FY23, Alterity has made significant progress on its Phase 2 clinical trial for the treatment of patients with MSA. Alterity announced in July 2022 the dosing of the first patient in New Zealand, thus commencing the study. During the period, Alterity also opened new sites for enrolment in Australia and in the United Kingdom. Subsequent to the period, Alterity opened enrolment in the United States and Italy in January 2023, and secured regulatory approvals in France and Austria in February 2023 to conduct the trial in those countries.

The Phase 2 clinical trial is a randomized, double-blind, placebo-controlled investigation of ATH434 in patients with early-stage MSA. The study will evaluate the effect of ATH434 treatment on neuroimaging and protein biomarkers to demonstrate target engagement and clinical endpoints to demonstrate efficacy, in addition to assessments of safety and pharmacokinetics. The selected biomarkers, including brain iron and aggregating -synuclein, are important contributors to MSA pathology and are therefore appropriate targets to demonstrate drug activity.

Wearable sensors will also be employed to evaluate motor activities that are important to individuals with MSA. The study is expected to enroll approximately 60 adults to receive one of two dose levels of ATH434 or placebo. Participants will receive treatment for 12 months which will provide an opportunity to detect changes in efficacy measures to optimize design of a definitive Phase 3 study.

With trial sites in Europe, Asia-Pacific, and the U.S. now actively recruiting participants, Alterity continues to work towards opening additional trial sites and supporting the local research teams with recruitment of patients. Alterity remains resolute in its commitment to bring a much-needed treatment to individuals living with this devastating condition.

bioMUSE natural history study for MSA patients

Alterity’s Biomarkers of progression in Multiple Systems Atrophy (bioMUSE) natural history study continues to provide vital information on early stage MSA patients. Natural history studies are important for characterizing disease progression in target patient populations that are not receiving experimental therapy. The study informs the selection of biomarkers suitable to evaluate target engagement and preliminary efficacy and provide clinical data to characterize disease progression in a patient population that mirrors those to be enrolled in the Phase 2 clinical trial, effectively de-risking the trial design.

The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Professor of Neurology, Chief of Behavioral and Cognitive Neurology, and Principal Investigator.

During the first half of FY23, Alterity and collaborators at Vanderbilt University Medical Center gave multiple data presentations from the bioMUSE study at industry events and conferences:

●	At the International Congress of Parkinson’s Disease and Movement Disorders, the poster, entitled “Wearable Sensors for Quantitative Motor Assessments in Multiple System Atrophy”, correlated data from wearable sensors with clinical assessments of motor function. Researchers determined that wearable sensors provide a quantitative assessment of MSA progression that is not captured by neurological examination.

Alterity Therapeutics Limited

Directors’ report

31 December 2022

(continued)

Review of operations - 31 December 2022 (continued)

●	At the American Neurological Association (ANA) Annual Meeting, a poster presentation was made on different methods of measuring the volume of brain structures affected in individuals with MSA, Parkinson’s disease, and healthy controls. The poster, “Deep Learning Segmentation Improves Precision of Volume Assessment of Subcortical Structures in early MSA”, found meaningful differences in the accuracy of three different techniques for measuring the volume of subcortical brain structures on MRI scans of patients with MSA and Parkinson’s disease. The Deep Learning method provides the basis for measuring brain iron with high precision in the Phase 2 study.

●	At the American Autonomic Society (AAS) 2022 Annual Conference, a poster presentation, entitled “Urinary Symptom Profile in Early Multiple System Atrophy”, was given which evaluated early stage MSA patients’ urinary symptoms with the Urinary Symptom Profile (USP). The study results were the first to demonstrate that the USP can be successfully implemented in MSA for comprehensive evaluation of urinary complaints, a symptom which can have a profound negative impact on quality of life.

Strengthening its IP portfolio into other neurodegenerative diseases

In December 2022, Alterity announced that a new composition of matter patent had been allowed by the United States Patent and Trademark Office (USPTO). Entitled “Compounds for and methods of treating diseases”, the new patent provides 20 years of exclusivity and is based on a new scaffold that includes more than 100 novel compounds, at least one of which has demonstrated efficacy in an animal model of dementia.

The new patent covers iron chaperones, small molecules capable of binding and redistributing excess iron in the central nervous system, implicated in the pathology of many important neurodegenerative diseases, including Alzheimer’s and Parkinson’s diseases, expanding Alterity’s intellectual property estate for treating other major neurodegenerative disorders.

Corporate Activity

In the first half of FY23, Alterity engaged the wider investor community both in Australia and the United States to raise awareness of Alterity’s progress in advancing its lead asset while expanding its pipeline into other neurodegenerative diseases. CEO Dr David Stamler presented in several virtual and in-person conferences, as well as participated in a roadshow while in Australia in November 2022 ahead of the Annual General Meeting.

Subsequent to the end of the second quarter, Alterity received formal notification from The Nasdaq Stock Market in the U.S. confirming that Alterity had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires that Alterity’s American Depositary Shares (“ADS”) maintain a minimum bid price of at least US$1.00 per ADS, and that the matter is now closed.

Alterity Therapeutics Limited

Directors’ report

31 December 2022

(continued)

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the period.

Events since the end of the financial year

No matters or circumstances have arisen since 31 December 2022 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future periods.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

Rounding of amounts

The company is of a kind referred to ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest dollar in accordance with the instrument.

This report is made in accordance with a resolution of directors.

/s/ Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman

Melbourne

28 February 2023

Auditor’s Independence Declaration

As lead auditor for the review of Alterity Therapeutics Limited for the half-year ended 31 December 2022, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alterity Therapeutics Limited and the entities it controlled during the period.

/s/ Jon Roberts
Jon Roberts	Melbourne
Partner PricewaterhouseCoopers	28 February 2023

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

(Unaudited)

For the half-year ended 31 December 2022

	Notes	31 December 2022	31 December 2021
		A$	A$
Income
Interest income	6	11,379	1,350
Other income	6	2,385,840	2,359,198

Expenses
Intellectual property expenses		(160,034)	(205,896)
General and administration expenses	7	(2,825,624)	(3,194,790)
Research and development expenses	7	(7,764,174)	(6,761,542)
Other operating expenses		(25,503)	(624)
Other gains/(losses)	7	450,079	1,218,745
Loss before income tax expense		(7,928,037)	(6,583,559)
Income tax expense		(103,900)	-
Loss for the period		(8,031,937)	(6,583,559)
Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-
Total comprehensive loss for the period		(8,031,937)	(6,583,559)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	5(a)	(0.33)	(0.27)
Diluted loss per share	5(a)	(0.33)	(0.27)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of financial position

(Unaudited)

As at 31 December 2022

	Notes	31 December 2022	30 June 2022
		A$	A$
ASSETS
Current assets
Cash and cash equivalents		25,338,245	34,806,799
Trade and other receivables	8(a)	7,077,363	4,725,361
Other current assets		792,682	1,611,929
Total current assets		33,208,290	41,144,089

Non-current assets
Property, plant and equipment		87,756	102,551
Right-of-use assets		86,884	115,971
Total non-current assets		174,640	218,522

Total assets		33,382,930	41,362,611

LIABILITIES
Current liabilities
Trade and other payables		4,444,727	5,079,587
Provisions		699,507	656,267
Other current liabilities		60,388	57,632
Income tax payable		27,213	26,924
Total current liabilities		5,231,835	5,820,410

Non-current liabilities
Provisions		18,015	13,753
Other non-current liabilities		29,333	59,857
Total non-current liabilities		47,348	73,610

Total liabilities		5,279,183	5,894,020

Net assets		28,103,747	35,468,591

EQUITY
Contributed equity	9(a)	213,826,931	213,787,061
Reserves	9(c)	3,659,872	3,565,918
Accumulated losses	9(b)	(189,383,056)	(181,884,388)

Total equity		28,103,747	35,468,591

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of changes in equity

(Unaudited)

For the half-year ended 31 December 2022

		Attributable to owners of Alterity Therapeutics Limited
	Notes	Contributed equity	Reserves	Accumulated losses	Total
		A$	A$	A$	A$

Balance at 1 July 2021		197,447,990	2,750,884	(169,728,414)	30,470,460

Loss for the period		-	-	(6,583,559)	(6,583,559)
Total comprehensive income for the period		-	-	(6,583,559)	(6,583,559)

Transactions with owners in their capacity as owners:
Issue of ordinary shares		17,176,040	-	-	17,176,040
Share-based payment expenses		-	875,304	-	875,304
Transaction costs		(809,254)	-	-	(809,254)
		16,366,786	875,304	-	17,242,090

Balance at 31 December 2021		213,814,776	3,626,188	(176,311,973)	41,128,991

Balance at 1 July 2022		213,787,061	3,565,918	(181,884,388)	35,468,591

Loss for the period		-	-	(8,031,937)	(8,031,937)
Total comprehensive income for the period		-	-	(8,031,937)	(8,031,937)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	9(a)	128,842	-	-	128,842
Share-based payment expenses	9(c)(i)	-	627,223	-	627,223
Transaction costs	9(a)	(88,972)	-	-	(88,972)
Expired options		-	(533,269)	533,269	-
		39,870	93,954	533,269	667,093

Balance at 31 December 2022		213,826,931	3,659,872	(189,383,056)	28,103,747

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of cash flows

(Unaudited)

For the half-year ended 31 December 2022

	Notes	31 December 2022	31 December 2021
		A$	A$
Cash flows from operating activities
Payments to suppliers and employees		(9,832,389)	(9,002,490)
COVID-19 government relief		-	103,338
Other grant received		-	225,746
Interest received		11,379	1,352
Income taxes paid		(103,611)	-
Net cash (outflow) from operating activities	10	(9,924,621)	(8,672,054
Cash flows from investing activities
Payments for property, plant and equipment		(4,877)	(2,559
Net cash (outflow) from investing activities		(4,877)	(2,559)
Cash flows from financing activities
Proceeds from issues of shares and other equity securities		128,842	17,176,040
Transaction costs relating to issue of equity		(88,972)	(809,254
Principle elements of lease payments		(27,768)	(23,755)
Net cash inflow from financing activities		12,102	16,343,031)
Net (decrease) increase in cash and cash equivalents		(9,917,396)	7,668,418
Cash and cash equivalents at the beginning of the financial year		34,806,799	28,115,516
Effects of exchange rate changes on cash and cash equivalents		448,842	1,218,267
Cash and cash equivalents at end of period		25,338,245	37,002,201

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2022

1 Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ended 31 December 2022 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by Alterity Therapeutics Limited (the “Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

(a) New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

2 Significant changes in the current reporting period

There have been no significant changes in the state of affairs of the Company during the period.

3 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian and other neurodegenerative disorders.

4 Dividends

The Group has not declared any dividends in the period ended 31 December 2022 (2021: nil)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2022

(continued)

5 Loss per share

(a) Basic and diluted loss per share

	31 December	31 December
	2022	2021
	Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	(0.33)	(0.27)
Diluted loss per share	(0.33)	(0.27)

(b) Reconciliation of loss used in calculating loss per share

	31 December	31 December
	2022	2021
	A$	A$
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(8,031,937)	(6,583,559)

Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(8,031,937)	(6,583,559)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2022

(continued)

5 Loss per share (continued)

(c) Weighted average number of shares used as the denominator

	31 December	31 December
	2022	2021
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	2,412,141,943	2,405,110,327

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

6 Interest and other income

	31 December	31 December
	2022	2021
	A$	A$
Interest and other income
Interest income	11,379	1,350
	11,379	1,350

Other Income
R&D tax incentive	2,385,840	2,133,452
Other grant (1)	-	225,746
	2,385,840	2,359,198

[1]	Other grants relates to the receipt of grant funding awarded by Michael J. Fox Foundation during the period ended 31 December 2021.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2022

(continued)

7 Loss for the period

	31 December	31 December
	2022	2021
	A$	A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	19,672	6,602
Depreciation on leased assets	30,324	24,934
Employee expenses (non R&D related)	580,501	370,564
Consultant and director expenses	160,250	242,563
Audit, internal control and other assurance expenses	124,328	109,398
Corporate compliance expenses	243,156	217,776
Office rental	37,272	30,458
Other administrative and office expenses	522,428	503,885
Insurance expenses	377,249	324,798
Share-based payment expenses	627,223	875,304
Corporate advisory	103,221	488,508
	2,825,624	3,194,790

Research and development expenses
Employee expenses	1,447,171	1,192,238
Other research and development expenses[1]	6,317,003	5,569,304
	7,764,174	6,761,542

Other gains and losses
Foreign exchange gain	(450,079)	(1,218,745)
	(450,079)	(1,218,745)

(1)	Other research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2022

(continued)

8 Financial assets and financial liabilities

(a) Trade and other receivables

	31 December			30 June
		2022			2022
	Current	Non-current	Total	Current	Non-current	Total
	A$	A$	A$	A$	A$	A$

R&D tax incentive receivable	7,055,245	-	7,055,245	4,669,405	-	4,669,405
Accrued interest income	18	-	18	18	-	18
Goods and services tax receivable	22,100	-	22,100	55,938	-	55,938
	7,077,363	-	7,077,363	4,725,361	-	4,725,361

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover.

A 43.5% R&D Tax incentive refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. For the half-year ended 31 December 2022, the Group recorded $2,385,840 and

$7,055,245 respectively in other income and receivables.

(i) Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2022

(continued)

9 Equity

(a) Contributed equity

	31 December	30 June	31 December	30 June
	2022	2022	2022	2022
	Shares	Shares	A$	A$

Ordinary shares - fully paid	2,416,418,418	2,406,874,578	213,826,931	213,787,061

Movements in ordinary share:

Details	Number of shares	A$
Opening balance 1 July 2022	2,406,874,578	213,787,061
Shares issued during the year	9,543,840	128,842
Transaction costs	-	(88,972)
Balance 31 December 2022	2,416,418,418	213,826,931

Details of shares issued during the current period:

Details	Number	Issue price	Amount
		A$	A$
21-Sep-2022 Issue of shares under ATM facility	9,543,840	0.0135	128,842
	9,543,840		128,842

(b) Accumulated losses

Movements in accumulated losses were as follows:

	31 December 2022	31 December 2021
	A$	A$
Balance at the beginning of the period	181,884,388	169,728,414
Net loss for the period	8,031,937	6,583,559
Reclassify expired/lapsed options from reserves	(533,269)	-
Balance at the end of the period	189,383,056	176,311,973

(c) Reserves

(i) Options

	31 December	30 June	31 December	30 June
	2022	2022	2022	2022
	Options	Options	A$	A$

Options over fully paid ordinary shares	172,242,720	184,692,720	3,659,872	3,565,918

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2022

(continued)

9 Equity (continued)

(c) Reserves (continued)

(i) Options (continued)

The table below presents the movements in options granted and issued during the half-year ended 31 December 2022.

Details	Number	Amount
		A$
14-Dec-2022 Unlisted options expired	(12,450,000)	(533,269)
Share-based payment expense		627,223
	(12,450,000)	93,954

* Rounded to the nearest four decimal points.

(ii) Free-attaching options

	31 December	30 June	31 December	30 June
	2022	2022	2022	2022
	Options	Options	A$	A$

Free-attaching options	674,694,939	674,694,939	-	-

On November 24, 2020 as part of a two tranche placement to sophisticated and professional investors the Group issued a total of 674,694,939 free attaching warrants with an exercise price of A$0.07, expiring on November 23, 2023.

There was no further movement during the half-year ended 31 December 2022.

There have been no other options over fully paid ordinary shares issued, exercised or forfeited during the current period.

(iii) Nature and purpose of reserves

The share-based payments reserve is used to recognise the fair value of options issued to employees and consultants but not exercised.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2022

(continued)

10 Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2022	31 December 2021
	A$	A$

Loss for the period	8,031,937	6,583,559
Depreciation on fixed assets	(19,672)	(6,602)
Depreciaton on leased assets	(30,324)	(24,934)
Non-cash employee benefits expense - share-based payments	(627,223)	(875,304)
Other	(289)	-
Net foreign exchange differences	450,079	1,218,745
Increase in provisions	(47,502)	(78,869)
Increase in trade and other receivables	2,352,002	1,982,900
(Decrease)/Increase in other current assets	(819,247)	504,210
Decrease/(Increase) in trade and other payables	634,860	(631,651)
	9,924,621	8,672,054

11 Related party transactions

During the half-year ended 31 December 2022 the Group paid a total of A$101,400 (excl. GST) in corporate advisory fees to Kemdev Pty Ltd, an associated entity of Mr. Geoffrey Kempler.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

12 Events occurring after the reporting period

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

13 Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2022

(continued)

13 Significant estimates and assumptions (continued)

(a) Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. The Group has incurred recurring losses since inception including an operating loss of $8,031,937 (2021: $6,583,559) and an operating cash outflow of $9,924,621 (2021: 8,672,054). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at 31 December 2022 was $25,338,245. The Group has sufficient funds to meet our forecast cash outflows for all planned research and development activities, including conduct of the ATH434 Phase 2 clinical study and working capital for at least the next twelve months from the issuance of this report.

Our consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realisation of assets and the satisfaction of its liabilities in the normal course of business.

Alterity Therapeutics Limited
Directors’ declaration
31 December 2022

In the directors’ opinion:

(a)	the interim financial statements and notes set out on pages 7 to 19 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that Alterity Therapeutics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

/s/ Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman

Melbourne

28 February 2023

Preparation of interim financial statements for users in multiple jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

Independent auditor’s review report to the members of Alterity Therapeutics Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Alterity Therapeutics Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated statement of financial position as at 31 December 2022, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, significant accounting policies and explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Alterity Therapeutics Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date
2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999

Liability limited by a scheme approved under Professional Standards Legislation.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Pricewaterhousecoopers
Pricewaterhousecoopers

/s/ Jon Roberts
Jon Roberts Partner	Melbourne 28 February 2023